
johnnic
communications
the future of media & entertainment
Reviewed interim results for the six months ended 30 September 2005
BUSINESSDAY
Sunday Times
HOME OW
Harry Potter
SOWETO

Revenue	**+14%**
Dividend	**+88%**
Headline EPS	**+156%**
Attributable EPS	**+172%**

Sunday Times · Sowetan · The Herald · Daily Dispatch · SundayWorld · BusinessDay · Financial Mail · I-Net Bridge · Exclusive Books · Nu Metro · Gallo Music Group · Struik · MapStudio · mnet · SuperSport

COMMENTARY

OVERVIEW

The directors are pleased to present the results for the half-year ended 30 September 2005 which reflect good performances from our Media and Pay Television units, as well as our associates.

FINANCIAL RESULTS

Revenue for the six months increased by 14% to R2,2 billion, while profit from operations before exceptional items rose 24% to R160 million. Headline earnings per share grew by 156% to 179 cents.

Johncom's financial results are reported for the first time in accordance with International Financial Reporting Standards (IFRS). Shareholders are referred to the notes which outline the changes we have made to our accounting policies.

OPERATIONAL REVIEW

MEDIA

The Media division delivered another exceptional performance powered by robust growth in advertising revenues and market shares as well as cost efficiencies extracted from a larger pool of newspapers.

The Sunday Times reaped the benefits of its leading position in a buoyant … In September the paper produced the biggest edition in its 99-year history. The Sunday Times plans a heritage project and will publish … supplements as part of its centenary celebrations in February 2006.

… Sowetan contributed to earnings and continued its circulation recovery to levels last seen in 2002. The results of SundayWorld were also significantly enhanced in line with an increased circulation. The launch of new supplements in both titles contributed to improved … and revenues.

… Eastern Cape newspapers, Daily Dispatch, The Herald and Weekend Post, produced solid results under new editorial leadership in a busy … Johncom's community newspaper division extended its reach and scale in the Eastern Cape with the acquisition of additional titles.

The magazine division delivered a greatly improved performance after disposing of certain titles and restructuring its custom publishing operation.

The digital businesses, driven by I-Net Bridge and CareerJunction, enjoyed an excellent six months.

BDFM benefited from increased advertising and the continued strengthening of BusinessDay and Financial Mail as a result of key appointments and the re-alignment of the company's internal structures.

RETAIL

The group's Retail operations yielded mixed performances with excellent results from Exclusive Books largely offset by the effects of cinema ticket price discounting at Nu Metro Theatres. The ticket price discounting was introduced at Nu Metro cinemas to match competitor strategy to increase attendances by lower ticket prices. This response, whilst addressing market share, has significantly eroded earnings at Nu Metro Theatres without a significant impact on attendances.

Nu Metro Theatres increased its market share to 40%, up from 37% at March 2005, and has a strong line-up of content for the remainder of the financial year.

Exclusive Books delivered same-store revenue growth of 14% on last year. The innovative and exciting Harry Potter launch contributed to achieving sales of 22 000 copies of the sixth book in the series, Harry Potter and the Half-Blood Prince. At the recent Loerie Advertising Awards, Exclusive Books won four gold, seven silver and six bronze awards. Exclusive Books has identified new sites opportunities and will open three new stores in the second half of the financial year.

BOOKS AND MAPS

Books and Maps performed well, principally as a result of its South African operations. Highlights included the strong showings by Map Studio, MAPIT, Struik Christian Books and Booksite Afrika. The UK and Australasian book sectors experienced difficult trading conditions.

HOME ENTERTAINMENT

Nu Metro Home Entertainment continues to be the leading home entertainment business in Africa, representing prestigious film studios locally.

The division had a difficult start to the year due to content shifts and loss of gaming revenues. The second quarter saw a stronger delivery with major releases including Phantom of the Opera, Shall We Dance, Robots and The Pacifier, with excellent results achieved on catalogue sales. Significant inroads into the emerging market were made by introducing product-specific ranges and by building resources to effectively service this sector. Improved key account strategies and a strong content line-up are planned for the festive season.

Following a South African Revenue Service review, the division recognised a charge of R6 million in respect of additional customs duties relating to the 2002 and 2003 financial years.

MUSIC

Gallo Music delivered exceptional results from popular local and international product featuring Thandiswa, David Gray, Craig David, Bump 16 and James Blunt. A strong second half is planned, backed by holiday-season releases from Madonna, Enya, Soul Brothers and Bongo Maffin.

As part of the ongoing drive to promote South African talent, Thandiswa will be profiled to an international audience at Womex in Newcastle, England. Lucky Dube and Ladysmith Black Mambazo are currently recording in our Downtown Studios, with albums due for release in early calendar 2006.

AFRICA

The Africa business unit continued to make progress in its roll out in Nigeria and Kenya. A flagship Nu Metro Mediastore and a four-screen cineplex were opened in Nairobi in August, and a cineplex was opened this month in the western Kenyan town of Kisumu. Nu Metro now has approximately 60% of the Kenyan cinema market. Launches are planned for a mediastore and cineplex in Abuja, the Nigerian capital, as well as a cineplex in Lagos.

Construction of the DVD, VCD and CD replication plant in Lagos is underway. It will serve the domestic Nigerian market and will also target export opportunities. The plant already has a confirmed order from an association of marketers in Lagos for 1,5 million discs.

A mapping business has been incorporated in Nigeria and has published to much acclaim the first road atlas of that country in many years.

BusinessDay Nigeria continues to trade to target and has strengthened both advertising sales and circulation. Other media opportunities in Africa are being explored.

DISTRIBUTION, MANUFACTURING AND SUPPORT SERVICES

Nu Metro Distribution continued to release good product during the review period. Notable releases included Wedding Crashers, Star Wars III and Mr & Mrs Smith.

Compact Disc Technologies enjoyed an exceptional six-month trading period. The commissioning of new production lines increased capacity and facilitated improved yields.

The Entertainment Logistics Services warehouse and distribution facility increased its throughput volumes as a result of increased demand.

PAY TELEVISION

With continued growth in subscription and advertising time sales, M-Net and SuperSport posted excellent performances. Powerful programming line-ups, with Desperate Housewives and Idols, contributed significantly to earnings.

ASSOCIATED COMPANY

On the back of buoyant conditions in the economy in general, and the retail sector in particular, Caxton and CTP Publishers and Printers Li… again traded well, contributing R71 million to attributable earnings (… R51 million).

DIVIDEND

We reported in our March 2005 results announcement that the de… not to declare a dividend at that time was an issue primarily of tim… would be reviewed at the half-year.

Following the successful conclusion of the odd-lot offer on 10 O… 2005, notice is hereby given that a dividend (number 190) of 75 ce… ordinary share has now been declared and is payable to shareh… recorded in the register of members of the company at the cl… business on Thursday, 15 December 2005.

In compliance with the requirements of Strate, the electronic settl… and custody system used by the JSE Limited, the company… determined the following salient dates for the payment of the divid…

Last day to trade cum dividend	Thursday, 8 December
Shares commence trading ex dividend	Friday, 9 December
Record date	Thursday, 15 December
Payment of dividend	Monday, 19 December

PROSPECTS

Johncom has enjoyed a robust first half, and looks forward to succ… trading in the festive period and the remainder of the financial year… traditionally the bulk of our profits are generated.

Mashudu Ramano
Chairman

Connie M…
Group Chief Executive …

Prakash Desai
Deputy Group Chief Executive Officer

24 November 2005

INCOME STATEMENT

	Note	Reviewed 6 months ended 30 Sept 2005 Rm	Restated reviewed 6 months ended 30 Sept 2004 Rm	% change	Restated reviewed 12 months ended 31 March 2005 Rm
Revenue		2 235	1 953	14	4 113
Cost of sales		(1 366)	(1 227)		(2 510)
Gross profit		869	726	20	1 603
Operating expenses		(659)	(551)		(1 139)
Depreciation and amortisation		(50)	(46)		(101)
Profit from operations before exceptional items		160	129	24	363
Exceptional items	4	47	(9)		28
Profit from operations		207	120	73	391
Net finance income (costs)		9	(14)		(7)
Finance income		21	13		30
Finance costs		(12)	(27)		(37)
Share of profits of associates (after taxation and minority interests)		73	31		123
Profit before taxation		289	137	111	507
Taxation		(76)	(58)		(120)
Profit after taxation		213	79	170	387
Attributable to:					
Equity holders		207	76	172	382
Minority interests		6	3		5
		213	79		387
Basic attributable earnings per ordinary share (cents)		199	73	172	367
Number of ordinary shares in issue					
At beginning and end of period ('000)		104 189	104 189		104 189
		Rm	Rm		Rm
Reconciliation between attributable and headline earnings					
Attributable to equity holders		207	76	172	382
Reconciling items (after taxation and minority interests, where applicable)					
Profit on disposal of operations		(22)	–		(6)
Goodwill impairment		2	–		4
Profit on disposal of tangible assets		–	–		(1)
Other		–	(3)		–
Headline		187	73	156	379
Basic headline earnings per ordinary share (cents)		179	70	156	364

STATEMENT OF CHANGES IN EQUITY

	Note	Reviewed 6 months ended 30 Sept 2005 Rm	Restated reviewed 6 months ended 30 Sept 2004 Rm	Restated reviewed 12 months ended 31 March 2005 Rm
Balance at 1 April		2 000	1 654	1 654
IFRS restatements	1	–	6	6
Other restatements	1	–	(3)	(3)
Restated balance at 1 April		2 000	1 657	1 657
Attributable earnings		207	76	382
Earnings attributable to minority interests		6	3	5
Change in minority interests		(3)	4	5
Dividend paid		–	(42)	(42)
Hedging gains (losses)		11	–	(3)
Movement in revaluation reserve arising on revaluation of listed equities		6	(19)	(4)
Total equity		2 227	1 679	2 000

CASH FLOW STATEMENT

	Reviewed 6 months ended 30 Sept 2005 Rm	Reviewed 6 months ended 30 Sept 2004 Rm	Reviewed 12 months ended 31 March 2005 Rm
Net cash from operating activities	79	117	305
Net cash from (used in) investing activities	42	(277)	(292)
Net cash from (used in) financing activities	21	(21)	(28)
Net increase (decrease) in cash and cash equivalents	142	(181)	(15)
Cash and cash equivalents at beginning of period	317	332	332
Cash and cash equivalents at end of period	459	151	317

SEGMENTAL

	Reviewed 6 months ended 30 Sept 2005 Rm	Restated reviewed 6 months ended 30 Sept 2004 Rm	% change	Restated reviewed 12 months ended 31 March 2005 Rm
Revenue				
Continuing operations				
Media	776	645	20	1 376
Retail	360	336	7	716
Books and Maps	150	138	9	286
Home Entertainment	154	158	(3)	319
Music	104	74	41	196
Africa	19	5	280	15
Distribution, Manufacturing and Support Services	99	85	16	160
Pay Television	573	512	12	1 044
	2 235	1 953	14	4 112
Disposed operations	–	–		1
	2 235	1 953	14	4 113
Profit (loss) from operations before exceptional items				
Continuing operations				
Media	123	70	76	161
Retail	(2)	8	(125)	43
Books and Maps	11	7	57	21
Home Entertainment	5	17	(71)	33
Music	8	–		15
Africa	(17)	(8)	(113)	(19)
Distribution, Manufacturing and Support Services	13	12	8	38
Pay Television	127	79	61	192
	268	185	44	484
Corporate	(33)	(22)	(50)	(34)
Share incentive costs	(69)	(25)	(176)	(75)
Disposed operations	(4)	(9)		(12)
	160	129	24	363

BALANCE SHEET

as at	Reviewed 30 Sept 2005 Rm	Restated reviewed 30 Sept 2004 Rm	Restated reviewed 31 March 2005 Rm
ASSETS			
Non-current assets			
Tangible and intangible assets	735	703	732
Investments and loans	1 013	937	973
Deferred taxation assets	146	146	144
Embedded derivatives	18	22	20
Total non-current assets	1 912	1 808	1 869
Current assets	2 187	1 838	2 020
Inventories, receivables and other current assets	1 600	1 434	1 461
Listed equities	95	77	105
Bank balances, deposits and cash	492	327	454
Total assets	4 099	3 646	3 889
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary shareholders' interest	2 179	1 637	1 955
Minority interests	48	42	45
Total equity	2 227	1 679	2 000
Non-current liabilities	409	364	389
Long-term borrowings	64	50	37
Provision for post-retirement benefits	128	128	123
Operating leases equalisation liability	110	117	114
Share incentive liabilities	70	32	58
Deferred taxation liabilities	39	37	57
Current liabilities	1 463	1 603	1 500
Payables and other current liabilities	1 399	1 410	1 333
Bank overdrafts and other short-term borrowings	64	193	167
Total equity and liabilities	4 099	3 646	3 889
Net asset value per ordinary share			
Book value (rand)	21	16	19

NOTES

1. Basis of accounting

These summarised consolidated interim financial statements have been prepared using accounting policies compliant with International Financial Reporting Standards (IFRS), and in accordance with IAS 34: Interim Financial Reporting and the South African Companies Act. The date of the group's transition to IFRS is 1 April 2004, and the interim and year-end 2005 financial statements have been restated accordingly. Johncom's major associate, Caxton and CTP Publishers and Printers Limited, has a 30 June year-end, and is therefore only required to report under IFRS in respect of the six months ending 31 December 2005. Any resultant restatements will be reported in Johncom's year-end results.

As these financial statements are the group's first IFRS financial statements, IFRS 1 was applied in their preparation. The following are the significant IFRS 1 exemptions which Johncom elected to utilise:

- Cumulative transition differences arising on the translation of foreign operations were deemed to be zero at the date of transition to IFRS.
- Financial instruments previously designated as available-for-sale were redesignated as financial assets or financial liabilities at fair value through profit or loss.

NOTES (continued)

- The requirements of IFRS 3: Business Combinations were not applied retrospectively for business combinations which occurred prior to Johncom's transition to IFRS.

The following new accounting policies were applied:

- Share incentive costs: Outstanding cash-settled options are valued at each reporting date with the fa… value being provided for, while the fair value of equity-settled instruments granted is recognised i… income on a straight-line basis over the vesting period of the instruments.
- Tangible and intangible assets: Depreciation is based on historical cost, by component, with referenc… to estimated useful life.

The reconciliation of attributable earnings as previously reported to attributable earnings as restated in thi… report is set out below:

	Cumulative to 31 March 2004 Rm	6 months ended 30 Sept 2004 Rm	12 months ended 31 March 2005 Rm
Attributable earnings previously reported		180	461
IFRS restatements	6	(83)	(82
• Share incentive costs	(42)	(21)	(33
• Adjustments to provisions	1	3	3
• Tangible and intangible assets	50	1	(3
• Redesignation of financial instruments	–	(71)	(57
• Tax	(3)	5	8
Other restatements	(3)	(21)	3
• M-Net/SuperSport AC 133 impact recognised in income	–	(21)	–
• Reversal of amortisation of intangible assets with indefinite useful lives	–	1	3
• Operating leases accounted for on straight-line basis	(4)	(1)	–
• Tax	1	–	–
Restated attributable earnings		76	382
Total equity previously reported	1 654	1 768	2 019
• Operating leases accounted for on straight-line basis	–	(80)	–
• IFRS restatements	6	(77)	(76
• Other restatements	(3)	(24)	–
	1 657	1 587	1 943
Add back items which do not impact total equity			
• Redesignation of financial instruments	–	71	57
• M-Net/SuperSport AC 133 impact recognised in income	–	21	–
Restated total equity	1 657	1 679	2 000

2. Reviewed results

These interim financial statements have been reviewed by our auditors, Deloitte & Touche. A copy of the… unqualified review report is available for inspection at the company's registered office. Without qualifyin… the opinion, the review report contains an emphasis of matter paragraph drawing users' attention to th… possible IFRS restatements in respect of Johncom's major associate, Caxton and CTP Publishers an… Printers Limited, as disclosed in note 1 above.

3. Earnings per ordinary share

The calculation of basic attributable and headline earnings per ordinary share is based on attributabl… earnings of R207 million (2004: R76 million) and headline earnings of R187 million (2004: R73 millio… respectively, and 104 189 314 (2004: 104 189 314) ordinary shares in issue.

		Reviewed 6 months ended 30 Sept 2005 Rm	Restated reviewed 6 months ended 30 Sept 2004 Rm	Restated reviewed 12 months ended 31 March 2005 Rm
4.	**Exceptional items**			
	Profit on disposal of operations	25	–	6
	Adjustment in respect of leases previously impaired	–	–	10
	Adjustment to fair value of investments	22	(12)	16
	Other	–	3	(4
		47	(9)	28
5.	**Capital expenditure incurred**	56	61	126
6.	**Capital expenditure commitments**			
	Contracted but not provided for	24	–	3
	Approved but not contracted for	6	42	6
		30	42	9
	The capital expenditure will be funded from future cash flows and borrowings.			
7.	**Contingent liabilities and commitments**			
	Guarantees	31	3	29
	Unconditional purchase obligations			
	- program and film rights	662	465	675
	Contingent liabilities	18	12	24
	Operating leases	690	714	782
	- due within one year	118	81	114
	- due after one year	572	633	668

JOHNNIC COMMUNICATIONS LIMITED (Johncom) Incorporated in the Republic of South Africa
Registration number: 1889/000352/06 Share code: JCM ISIN Code: ZAE 000024584
American Depositary Receipt (ADR) programme CUSIP No: 47805P102 ADR to ordinary share: 1:

Johncom House, 4 Biermann Avenue, Rosebank, 2196, Johannesburg
PO Box 1746, Saxonwold, 2132, Gauteng

Directors: M E Ramano (Chairman), A C G Molusi* (Group Chief Executive Officer), P C Desai* (Deputy Group Chief Executive Officer), H Benatar*, C B Brayshaw, P M Jenkins, D M Mashabela, W S Moutloatse, T R A Oliphant, K C Ramon, T A Wixley
*Executive director Company secretary: J R Matisonn These results may be viewed on the internet at http://www.johncom.co.za E-mail: matisonnj@johncom.co.za